Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380
(832) 636-6000

March 27, 2017

By EDGAR
Ms. Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-216583) of Western Gas Partners, LP

Dear Ms. Ransom:
On behalf of Western Gas Partners, LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on March 29, 2017, or as soon thereafter as practicable.
If you need any additional information, please contact me at (832) 636-2439.

Very truly yours,

WESTERN GAS PARTNERS, LP

By:	Western Gas Holdings, LLC, its general partner

By:	/s/ Philip H. Peacock
Name:	Philip H. Peacock
Title:	Senior Vice President, General Counsel and Corporate Secretary